TSX-V: MAD	OTCBB: MRDDF	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711    www.mirandagold.com

DRILLING INTERSECTS 0.413 OZ AU/TON (14.15 G AU/T) AT MIRANDA GOLD’S ANGEL WING PROJECT

Vancouver, BC, Canada –August 30, 2012 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce favorable results from a second phase of drilling at Angel Wing, an epithermal vein and sediment-hosted gold project in northeast Nevada. Ramelius Resources Ltd. (“Ramelius”) (ASX:RMS), our funding partner at Angel Wing, completed a 3,190 ft (957 m) four-hole drill program (AW12-06 to 09) that followed up an intersection of 30 ft at 0.030 oz Au/t (19.8 m at 1.02 g Au/t ) in AW12-05 (see August 7, 2012 news release).  Three of the four holes intersected significant gold, with a high of 5 ft at 0.413 oz Au/t (1.5 m at 14.15 g Au/t).  This is the highest grade drill intercept encountered to date on the project.

AW12-06 was a re-drill of a 2011 hole that failed to penetrate post-mineralization rhyolite tuff and AW12-08 was designed to pierce a magnetically inferred rhyolite breccia pipe 330 ft (85 m) north of the intercept in AW12-05 and below the tuff.  The mineralized intercepts in AW12-06 and AW12-08 represent lateral dispersion of gold within highly permeable Tertiary conglomerate and decalcified Paleozoic limestone both of which occur below the rhyolite tuff.  The mineralization at the conglomerate-limestone interface remains open to the north, west, east and for 1,150 ft (350 m) to the south.

As a result of these encouraging drill assays, Ramelius is planning additional drilling as soon as permits are received. The program will further test gold mineralization in the vicinity of the intrusive breccia. This area is now referred to as the Grass Hollow anomaly.

Significant gold intersections are tabulated in the following table and are defined as those with gold grades of 0.01 oz Au/ton (0.343 g Au/t) or higher over intercepts of 5 ft (1.5 m) or longer.

Hole ID	Interval (ft)	Length (ft)	Grade (oz/ton) Au	Interval (m)	Length (m)	Grade (g/t) Au
AW12-06	615-620	5	0.011	187.5-189.0	1.5	0.363
	740-940	200*	0.018	225.6-286.5	60.9	0.610
including	760-815	55	0.047	231.7-248.4	16.7	1.598
including	775-780	5	0.413	236.2-237.7	1.5	14.15
AW12-08	815-905	90	0.019	248.4-275.8	27.4	0.652
including	815-835	20	0.061	248.4-254.5	6.1	2.093
AW12-09	310-325	15	0.016	94.5-99.1	4.6	0.551

	True thickness of gold intercepts cannot be determined at this time. *Includes up to 20 ft intervals < 0.01 oz Au/ton. There were no significant silver intervals to report.

AW12-07 was drilled about 3,900 ft (1200 m) northeast of AW12-05 on a gold-silver arsenic-antimony-thallium soil anomaly and did not intersect significant gold.  AW12-09 was collared about 1,400 ft (425 m) southeast of AW12-05 to test the northern projection of the Da Vinci vein.

Ramelius sees Australian gold deposit target analogies from the results to date and interprets the mineralization as indicative of the higher levels of an intrusive breccia-related gold system. Potential is also recognized for additional high-grade, low-sulfidation veins similar to the DaVinci veins located about 2,300 ft (700 m) to the south.

All drill samples were collected with an RC drill rig using 5 ft (1.5 m) sample intervals and following standard industry practice. QC/QA included the insertion and continual monitoring of numerous standards and blanks on a regular basis. All holes were drilled by Boart Longyear Company with a track-mounted drill. ALS Global performed all analyses.

Project Details

 The Angel Wing project consists of 87 unpatented lode claims covering 2.8 sq mi (7.3 sq km.) in northeast Elko County, Nevada.  Project area stratigraphy from youngest to oldest is a) Tertiary felsic volcanic units, b) Tertiary conglomerate, and c) limestone, probably late Paleozoic or Triassic in age.  Past work consisted of geologic mapping, soil and rock sampling, a gravity survey, and RC drilling.  Gold values from 0.1 to 94 g Au/t in rock chips occur in an area about 6,700 ft (2,042 m) long and up to 3,000 ft (914 m) wide.  High gold value rock-chip samples with 0.29 to 2.7 oz Au/ton (10 to 94 g Au/t) occur in steeply dipping, quartz-calcite-adularia veins within the limestone.  Rock samples of altered and quartz-calcite veinlet stockworked limestone and Tertiary conglomerate contain up to 0.045 oz Au/ton (1.530 g Au/t).  Historic shallow vertical drilling targeted disseminated mineralization and returned up to 0.048 oz Au/ton over 50 ft (1.643 g Au/t over 15.2 m) in drill hole DC-7.

Since 2010, Ramelius completed IP/Resistivity, ground magnetic, and soil geochemical surveys, three core holes, and 26 RC holes. Angel Wing currently has seven gold target areas identified by geologic mapping of quartz-calcite veins with distinctive "angel wing" textures, rock and soil geochemistry, and geophysics.  To date, Ramelius has drill-tested six of the target areas with a total of 29 holes aggregating 14,941 ft (4,554 m).

All data disclosed in this press release, including sampling, analytical and test data, have been reviewed and verified by Vice President of Exploration Joseph Hebert, C.P.G., B.Sc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential.  Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk.  Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Corporation, Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This news release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.